24-4322

Thursday, May 16, 2002

02032889

ALL ITEMS BELOW ARE LABELED IN THE ATTACHED 3 COPIES WITH ITEM NOS. HIGHLIGHTED IN *YELLOW*

Covering letter TO

FORM 1-A

REGISTRATION STATEMENT
Amendment #5
EMPIRE TELESYSTEMS, INC.

41 LANE GATE ROAD
WAPPINGERS FALLS, NEW YORK 12590
(845) 462-1815

SEC MAIL PROCESSING RECEIVED MAY 2 1 2002 WASH. D.C. 164 SECTION

PROCESSED MAY 2 3 2002 THOMSON FINANCIAL

Item 1:
Page 2, Item 4 and the second to last paragraph of Page 9 has been revised as follows:

The jurisdiction in which the securities are to be offered by Ruggiero and Paoloni are NEW YORK STATE and only in OTHER STATES where investors purchase by way of the ACE-Net Entrepreneur page which cannot be from New York. The Company will NOT use the Model Accredited Investor Exemption (MAIE) because the Regulation A includes information that goes beyond the general announcement information required for MAIE. Additionally, the Company may sell to anyone, not just angel investors) and can list on ACE-Net only in the states where the company plans to register. As of the date of filing we have NOT yet registered or applied for exemption in the states where we intend to sell i.e., NJ, CT, or CO. ITEM 1. By way of the ACE-Net Entrepreneur page, the company will NOT seek funds from investors in NEW YORK or through any other state that has not accepted the Model Accredited Investor Exemption. Exhibit 8 lists the states that have adopted the Model Accredited Investor Exemption (MAIE). As of this filing we DO NOT intend to sell and qualify using MAIE in NJ, CT, and CO. ITEM 2

Item 2:
Exhibit 8 was added to list those states that have adopted MAIE. And the following was added to item 4 of page 2 and the corresponding paragraph on page 9:
Exhibit 8 lists the states that have adopted the Model Accredited Investor Exemption (MAIE). We DO NOT intend to sell and qualify using MAIE in NJ, CT, and CO.

Item 3:
The Company will NOT rely on Model Accredited investor exemption. If the company is doing a Reg A offering and registered at state level they may sell to anyone, not just angel investors and they can list on ACE-Net only in the states where the company has registered the offering.

Item 4:
The following was added to the 1st paragraph of page 3:
This is a "best-efforts all or none" offering and the minimum number of shares that may be purchased by an individual is 1,000 shares.

Item 5&6:
The following two items were added to the next to last paragraph of page 9:
Management may participate in the offering in order to reach the maximum and the shares that they purchase will be for investment purposes and not for resale.
Also, the phrase, "There will be an escrow of proceeds until the maximum is reached or the entire offering is sold.", was added on page 9 AND the 3rd paragraph of page 3.

Item 7:
The following was added to page 9 and the 3rd paragraph of page 3:

If the maximum is not reached within the prescribed time frame, all funds will be released from the escrow account and promptly returned to the investor without interest.

Item 8:
Filed as Exhibit 1

Item 9:
Empire Telesystems has not engaged in promoting this offering nor does it intend to until qualification at which point all promotion will be accompanied with a final offering circular and filed in accordance with Rule 256.

Item 10:
The following has been added to page 13 and reconciled under Executive compensation:
The amount of the net offering proceeds that will be made payable to officers is $55,000.

Item 11:
The statement at the end of page 13, "If necessary and where opportunities exist, this company may be used as a vehicle for a reverse acquisition"; has been removed.
Also,
The following statement in paragraph 1 on page 13 has been removed:
"In addition, the Company may use a portion of the proceeds to acquire existing networks or other telecommunications-related assets."

Empire Telesystems was formed in 2000 to provide a much needed service to Hudson Valley residents. While the product is low risk and the marketplace has high needs for such an integrated service, there is a need to raise capital to meet the critical mass to allow this to take root and become successful. We chose to raise equity capital. Subsequently, the SEC told us that there are only two ways to sell shares of a company, "...legally or illegally". As elected officials and lawmakers in our community we have and will continue to follow the law "to-the-letter" and file the appropriate SEC forms to eliminate every possible act of impropriety.

We understand that the Securities and Exchange Commission must fend off those that abuse a given system to the detriment of sincere applicants. However, this is NOT a "blank check or shell company"; a development stage company that has NO specific business plan or purpose. The indication to engage in purchasing or acquisition of used discount supplies or equipment during the current time period of fire sale pricing in the Telecomm sectors is simply the plan to be the low cost producer. This will allow us to be able to gain market penetration through cost leadership and break into the Cable Franchise and Telephone monopolies promised to citizens in the Telecommunications Act of 1996.

Item 13:
All references to net tangible book value agree with the balance sheet.

Item 14
All financial statements, except for the balance sheet, include the period of inception through the close of the 1st fiscal year, March 30th and for the year ended Mar 30, 2002.

Item 15
The company's fiscal year end is March 30th and is presented for the period ending March 30, 2002, within 90 days of this filing and not anticipated to be more than 6 months prior to qualification.

Thank you for your time and help in the above matters.

Sincerely Yours,

Joseph P. Paoloni
Joseph Ruggiero